Exhibit 99.2

Results 1Q24 JBS

• The antecipation of the 13th salary for over 16,000 state team members • 1 million hygiene and cleaning products (in partnership with Flora, part of the J&F Group) • 70, 000 kilograms of food • 450,000 + liters of drinking water • 3,000 + mattresses and blankets • 3,000 + food baskets • 200 tons of essential items (clothing, water, non - perishable food items, bedding, and personal hygiene items) donated byJBS team members nationwide. Social SUPPORT FOR RIO GRANDE DO SUL

# 1 Global beef producer #1 Global poultry producer #2 Global pork producer Aquaculture Plant - based and alternative proteins business #3 European producer of plant - based protein. #2 salmon producer in Australia . In 2024, we will complete a new cultivated protein facility in Spain. Prepared Foods #1 Brazilian producer of plant - based protein. #2 in prepared foods in Brazil. #1 in prepared foods in the United Kingdom. #1 in prepared foods in Australia and New Zealand. LEADERSHIP NEW AVENUES OF GROWTH Global Leadership 3

1 . Enhance Scale in Existing Categories and Geographies Capture significant synergies 2 . Increase and Diversify Value - Added and Brand Portfolio Long Term Growth Strategy Pursuing additional value - enhancing growth opportunities with financial discipline Improve operational performance Enhance growth and margin profile Realize benefits of vertical integration 3 . New proteins Close to the Final Consumer - Multichannel 4

Net Revenue by Origin Canada Mexico 48% United States 29% Brazil 8% Australia 7% Europe 4% 3% Beef Pork Lamb Poultry Aquaculture Leather Plant Based Center for Innovation Cultivated Protein Prepared Foods South America 1% Mexico 5% Brazil 13% Asia 14% Africa & Middle East 3% USA 49% 3% Canada Australia & New Zealand 3% Net revenue LTM 1Q24 (by destination) Europe 9% 5 Strategy Geographic & Protein Diversification

16.5 17.6 31.1 36.9 38.6 42.9 51.2 48.9 49.0 51.1 49.7 51.7 52.3 65.0 72.6 72.9 74.2 0.7 0.6 2.1 1.9 2.2 2.8 4.7 4.0 3.3 4.2 4.0 5.0 5.6 8.5 6.7 3.5 4.3 2008 2009 2010 2011 2012 2013 2014 2015 2016 Net Sales 2017 2018 2019 2020 2021 2022 2023 LTM 1Q24 EBITDA 3.8% 3.7% 6.9% 5.1% 5.8% 6.6% 9.2% 8.2% 6.6% 8.2% 8.2% 9.7% 13.0% 10.9% 9.2% 4.7% 5.8% EBITDA Margin USD Billion Geographic & Product Diversification Leading to lower volatility in results. 6 JBS USA Pork PPC JBS Australia Seara Consolidated JBS Brazil JBS Beef North Am.

Valued Added: Diversified Global Brands Portfolio 7

13 MIL Team members in Australia and New Zealand 155 K Team members in Brazil 12 K Team members in Mexico 8 19 MIL Team members in Europe 72 K Team members in the USA and Canada Largest Employer in Brazil: 155,000 Team Members More Than 270,000 Team Members Globally

Investments Largest cattle unit in Latin America Processing capacity and spacing doubled at Campo Grande II unit in Mato Grosso do Sul • R$ 150 million investment • 4,400 animals processing volume • Increased team members from 2,300 to 4,600 9

Largest cattle unit in Australia Improvement in the quality and procuctivity of the Dinmore Unit, in Queensland • R$ 250 million investment • 500 new team members hired Investments 10

Investments Sustainability Solar energy in Seara’s broiler farms: • 55% of Seara’s broiler farms already use solar energy in their facilities Generation of energy from methane: • Through the installation of biodigesters that convert methane into energy, integrated producers reduce their electricity bills by 60% • Increase in income for producers through the sale of energy

Through the Beyond Borders program, the Company offers its team members the opportunity to internationalize their professional careers by changing roles or extending their knowledge to another country, strengthening JBS's organizational culture worldwide. 12 Instituto J&F Over 900 students enrolled in the education center, preparing young people for business. Better Futures Tuition - free community college tuition for JBS team members and their dependents. More than 6,000 people signed up. Instituto J&F MASTER Continuous training program for team members on the front line of production. Hometown Strong Community investment projects that support the communities where JBS is located through cash donations, infrastructure improvements and affordable housing. Social JBS projects around the world Beyond Borders Nourishing dreams, generating possibilities

Financial & Operating

JBS announced that it will invest R $ 150 million to double its production at the Campo Grande unit, in Mato Grosso do Sul, transforming it into the largest beef plant in Latin America and one of JBS's three largest worldwide . The Company announced an investment of to improve quality and its beef plant in Dinmore, US$50 million productivity at Australia.

(279.6) 1Q23 332.3 1Q24 16,687 17,999 1Q23 1Q24 1,466 2,358 8.8% 13.1% 1Q23 1Q24 Gross Margin (%) Net Result (USD million) Adjusted EBITDA (USD million) 416 1,298 2.5% 7.2% 1Q23 1Q24 EBITDA Margin (%) Net Revenue (USD million) Gross Profit (USD million) 15

Operating Cash Flow (USD million) Free Cash Flow (USD million) - 586 1Q23 25 1Q24 331 284 1Q23 1Q24 - 625 - 1,284 1Q23 1Q24 55% - Maintenance 45% - Expansion 45% - Maintenance 55% - Expansion CAPEX (USD million) 16

5.7x 4.0x 16.4 15.9 3.15x 3.66x 1Q23 1Q24 Net Debt (US$) Leverage (US$) Interest Cover. 763 20 15 1,085 1,099 706 1,804 1,890 2,912 2,997 2,109 208 427 2,413 883 2,868 3,467 450 Cash and Short Term Equivalents 2025 2026 2027 2028 2029 2034 2035 2036 to 2038 2039 to 2051 2052 2053 ¹ Includes available cash resources and revolving and guaranteed credit lines from JBS USA and JBS SA. ² Includes debts in other currencies, such as Euros and Canadian dollars. Net Debt (Bn) / Leverage / Interest Coverage Debt Amortization Schedule (USD Million)¹ Average Principal Term: 11,1 yrs Average Cost: 5.78% p.a. Entity Breakdown Currency and Cost Breakdown Short Term and Long Term LT 96.1% ST 3.9% Source Breakdown Bonds 86% Banks 3% CRA 11% JBS USA 87,1% JBS SA 11.5% Seara 1.3% USD² 86.6% BRL 13.4% 5.09% p.a 10.17% p.a Cash and Equivalents 2030 2031 Revolving credit facilities USD 2 . 9 bn in the US 2032 2033 Revolving credit facilities USD 450 mn in Brazil 17

241 1.4% 28 11.6% 1Q23 1Q24 1,989 2,083 1Q23 1Q24 Seara Products Net Revenue (IFRS - USD million) Adjusted EBITDA (IFRS - USD million and %) 1Q24 18

JBS BRASIL Products 57 130 2.4% 4.5% 1Q23 1Q24 2,349 2,874 1Q23 1Q24 Net Revenue (IFRS - USD million) Adjusted EBITDA (IFRS - USD million and %) 1Q24 19

5,266 5,581 1Q23 1Q24 - 23 1Q23 11 - 0.4% 0.2% 1Q24 JBS BEEF NORTH AMERICA Products Net Revenue (USGAAP - USD million) Adjusted EBITDA (USGAAP - USD million and %) 1Q24 20

JBS AUSTRALIA Products 19 132 1.3% 9.1% 1Q23 1Q24 1,395 1,446 1Q23 1Q24 Net Revenue (USGAAP - USD million) Adjusted EBITDA (USGAAP - USD million and %) 1Q24 21

66 156 3.7% 8.1% 1Q23 1Q24 JBS USA PORK Products 1,808 1,910 1Q23 1Q24 Net Revenue (USGAAP - USD million) Adjusted EBITDA (USGAAP - USD million and %) 1Q24 22

4,166 4,362 1Q23 1Q24 152 372 3.6% 8.5% 1Q23 1Q24 PPC Products Net Revenue (USGAAP - USD million) Adjusted EBITDA (USGAAP - USD million and %) 1Q24 23

24 Nota 1: Considera China e Hong Kong Export destinations of JBS during 1Q24 Exports Revenue in 1Q24: US$4.5Bi +16.3% vs. 1Q23 Asia corresponded to ~ 46% of total exports 21.7% Greater China¹ 16.3% Africa & Middle East 13.7% USA 8.7% South Korea 7.9% Japan 6.3% Mexico 6.1% E.U. 3.4% South America 2.7% Canada 2.4% Philippines 10.8% Others

JBS Bringing more to the table.